02057397

PE
8-30-02

# FORM 6-K

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



# HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England



[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ......... ]

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ......... No ✔ ]

[ If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ................................................ ]

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Group Company Secretary's Department

Dated: 4 September 2002

Section 198 - Companies Act 1985

The Company was notified yesterday that Lehman Brothers International (Europe) no longer has a notifiable interest in the shares of HSBC Holdings plc.

Letter to: HSBC Holdings plc dated and received 3 September 2002

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 30th August, 2002, the interest of Lehman Brothers International (Europe) in the ordinary share capital of HSBC Holdings plc has fallen below 3 percent.

Letter from: Lehman Brothers.